UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

  WESTELL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-27266	36-3154957
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

  750 North Common Drive, Aurora, IL 60504
(Address of principal executive offices) (Zip Code)

Thomas P. Minichiello
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary
(630) 898-2500
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Westell Technologies, Inc. (“Westell”) has determined that the conflict minerals necessary to the functionality or production of products manufactured, or contracted to be manufactured, by Westell are required to be reported in the calendar year covered by this specialized disclosure report. Based on its reasonable country of origin inquiry, Westell exercised due diligence on the source and chain of custody of its conflict minerals for the reporting period from January 1 to December 31, 2014, as discussed in Exhibit 1.01 hereto.
Conflict Minerals Disclosure
Westell has filed, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report required by Item 1.01. The Conflict Minerals Report is publicly available on Westell’s website at http://www.westell.com/about-us/product-compliance/conflict-minerals.

Item 1.02    Exhibit
See Item 2.01 of this Form.
Section 2 - Exhibits
Item 2.01     Exhibits
The following exhibit is being filed as part of this Form SD:
Exhibit 1.01 - Westell’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2014 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
WESTELL TECHNOLOGIES, INC.
(Registrant)

By:  /s/ Thomas P. Minichiello                        May 29, 2015
Thomas P. Minichiello                     (Date)
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary